UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TMSR Holding Company Limited
(Name of Company)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

87266C 109
(CUSIP Number)

Yimin Jin A101 Hanzheng Street, City Industry Park No.21 Jiefang Avenue, Qiaokou District Wuhan, Hubei, 430030 China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 87266C 109

1	NAME OF REPORTING PERSON

Yimin Jin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	[ ]
(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China
	7	SOLE VOTING POWER

4,267,528
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
4,267,528

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,267,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.60% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 21,768,698 shares of common stock outstanding as of November 14, 2019.

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Yimin Jin (the “Reporting Person”), relating to common stocks of $0.0001 Par Value (the “Common Stock”) of TMSR Holding Company Limited, a Nevada company (the “Issuer” or the “Registrant”).

Specifically, this Schedule 13D relates to 4,267,528 shares of the Common Stocks of the Issuer owned by the Reporting Person as a result of the following transactions:

(1)	2,315,000 shares of the Common Stock of the Issuer that the Reporting Person acquired on December 4, 2018 pursuant to the Stock Purchase Agreement dated November 30, 2018, by and among Jirong Huang, Qihai Wang and the Reporting Person.

(2)	305,386 shares of the Common Stock of the Issuer that the Reporting Person acquired on March 26, 2019, pursuant to the Share Transfer Agreement dated February 18, 2019, by and among Citi Profit Investment Holding Limited and the Reporting Person.

(3)	907,142 shares of the Common Stock of the Issuer that the Reporting Person acquired on March 26, 2019, pursuant to the Agreement for the Purchase and Sale of Stock Equity dated February 15, 2019, by and among Eastham Global Holdings Limited and the Reporting Person.

(4)	1,740,000 shares of the Common Stock of the Issuer that the Reporting Person acquired on September 10, 2019 pursuant to the Share Purchase Agreement dated August 8, 2019, by and among Zhong Hui Holding Limited and the Reporting Person.

(5)	1,000,000 shares of the Common Stock of the Issuer that the Reporting Person sold on December 2, 2019 pursuant to the Stock Purchase Agreement dated November 30, 2019, by and among Jie Wang and the Reporting Person.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share of TMSR Holding Company Limited, a Nevada corporation whose principal executive office is located at A101 Hanzheng Street City Industry Park, No.21 Jiefang Avenue, Qiaokou District, Wuhan, Hubei, China.

Item 2.	Identity and Background.

This Schedule 13D is filed by Yimin Jin. The principal occupation of Yimin Jin is the Co-Chair of the Board and Chief Executive Officer of the Issuer.

The business address of Yimin Jin is c/o at A101 Hanzheng Street City Industry Park, No.21 Jiefang Avenue, Qiaokou District, Wuhan, Hubei, 430030, China. Yimin Jin is a citizen of People’s Republic of China (PRC).

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

The aggregate purchase price for the 2,315,000 shares acquired on December 4, 2018, the 305,386 shares acquired on March 26, 2019, the 907,142 shares acquired on March 26, 2019 and the 1,740,000 shares acquired on September 10, 2019 was approximately US$12,369,540, which was provided from the Reporting Person’s personal fund.

On December 2, 2019, the Reporting Person sold 1,000,000 shares of Common Stock for a per share purchase price of $0.80 to a non-affiliate of the Company, in a private transaction pursuant to the Stock Purchase Agreement dated November 26, 2019.

Item 4.	Purpose of Transaction.

The purpose of the acquisitions is for investment only.

Except in the Reporting Person’s capacity as the Chief Executive Officer and a director of the Issuer, the Reporting Person does not have any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of his ongoing evaluation of his investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Common Stock that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

(a)       The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 4,267,528 shares of common stock held by the Reporting Person constituting 19.60% of the Issuer’s outstanding common stock.

(b)       The Reporting Person holds sole power to dispose of the Shares.

(c)       Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)       No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Stock Purchase Agreement dated November 30, 2018
Exhibit 99.2	Share Transfer Agreement dated February 18, 2019
Exhibit 99.3	Agreement for the Purchase and Sale of Stock Equity dated February 15, 2019
Exhibit 99.4	Share Purchase Agreement dated August 8, 2019
Exhibit 99.5	Stock Purchase Agreement dated November 30, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2019

By:	/s/ Yimin Jin
Yimin Jin

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